Exhibit 99.1

Hut 8 Reports Operating and Financial Results for Q2 2022

Strong quarterly revenue of $43.8 million

Bitcoin holdings increased 14.6% to 7,406 in Q2

Achieved adjusted EBITDA(i) of $6.8 million

TORONTO, ON, August 11, 2022 -- Hut 8 Mining Corp. (Nasdaq | TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, is pleased to announce its financial results for the quarter ended June 30, 2022. All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“We have been anticipating market volatility for nearly a year and took proactive measures to successfully navigate the current downturn through the balance of the cycle,” said Jaime Leverton, CEO of Hut 8. “Our continued growth in digital asset mining operations and in our Bitcoin reserves, coupled with our first full quarter generating uncorrelated fiat revenue in our high performance computing business, has positioned us well to drive future success.”

“Our operational orientation and conservative, balance sheet first approach, continued to serve us well in the second quarter,” said Shane Downey, CFO of Hut 8. “We generated strong revenue in our digital asset mining business, made strides in solidifying and growing our high performance computing business and remain focused on the continued health of the company overall.”

Q2 2022 HIGHLIGHTS

●	Revenue increased by $10.3 million to $43.8 million compared to $33.5 million for the quarter ended June 30, 2021 ("Q2 2021”).

●
The Company mined 946 Bitcoin in the quarter ended June 30, 2022 ("Q2 2022”), a 71% increase compared to the same period in 2021 due to an increase in hashrate from additional highly efficient miners and initial ramping of activities at Hut 8’s third mining site in North Bay, Ontario.

●	Hut 8’s high performance computing operations generated $4.7 million of revenue in the quarter, the majority of which is monthly recurring revenue.

●
Hut 8’s mining site in North Bay, Ontario has been gradually ramping up with approximately 20 MW of power and approximately 5,800 miners installed as of June 30, 2022, which are adding approximately 565 PH/s to Hut 8’s mining capacity.

(i) EBITDA, Adjusted EBITDA and mining profit are non-IFRS performance measures; refer to the Non-IFRS Measures section of this press release.

●
The Company installed 7,199 new MicroBT M30S, M30S+, and M31S+ miners at the Drumheller, Alberta, Medicine Hat, Alberta, and North Bay, Ontario facilities during Q2 2022. The installation of these miners brought Hut 8’s operating capacity to 2.78 EH/s as of June 30, 2022, an increase of 9% in hashrate compared to March 31, 2022.

●	The Company further strengthened its executive team with the appointment of Aniss Amdiss as Chief Legal Officer, effective July 11, 2022.

FINANCIAL SUMMARY

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands, except per share amounts)	2022	2021	2022	2021
Operating results
Digital assets mined	946	553	1,888	1,092

Financial results
Total revenue	$43,845	$33,549	$97,178	$65,532
Net (loss) income	(88,067)	(4,040)	(32,359)	15,094
Mining profit (i)	14,904	19,329	47,813	37,272
Adjusted EBITDA (i)	6,762	14,356	33,871	30,608

Per share
Net income - basic	$(0.49)	$(0.03)	$(0.19)	$0.13
Net income - diluted	$(0.49)	$(0.03)	$(0.19)	$0.12
(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.
			As At
(CAD thousands)			June 30, 2022	December 31, 2021
Financial position
Cash			$60,132	$140,127
Total digital assets			188,812	323,946
Total assets			572,868	720,709
Total liabilities			63,585	154,741
Total shareholder's equity			509,283	565,967

Revenue for Q2 2022, was $43.8 million compared to $33.5 million in Q2 2021. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 946 Bitcoin and generated $39.1 million of revenue, versus 553 Bitcoin mined and $31.4 million of revenue in Q2 2021. The increase in Bitcoin mined is due to the significant increase in Hut 8’s average hashrate stemming from the expansion of the Company’s highly efficient mining fleet and ramp-up activities of the Company’s new site in North Bay, Ontario. The Company’s newly-acquired high performance computing operations generated $4.7 million of primarily recurring revenue in the quarter.

Net loss for Q2 2022 was $88.1 million and net loss per share was $0.49, compared to net loss of $4.0 million and net loss per share of $0.03 for the same period in 2021. The change reflects the non-cash revaluation loss on digital assets, partially offset by higher revenue and the non-cash revaluation gain on warrants liability.

Mining profit(i) was $14.9 million in Q2 2022, compared to $19.3 million in Q2 2021. The change is mainly due to a lower average Bitcoin price and increased average power costs, which were partially offset by the revenue associated with the higher number of Bitcoin mined.

Adjusted EBITDA(i) was $6.8 million, compared to $14.4 million in Q2 2021. Increased revenues from mining operations and contributions from high performance computing operations were offset by compressed mining margins due to lower average Bitcoin price and higher general and administrative expenses incurred to support the growth in Hut 8’s mining and high performance computing operations.

Cost of revenue consists of site operating costs and depreciation and was $47.7 million for Q2 2022 compared to $16.6 million in Q2 2021. Site operating costs for the quarter ended June 30, 2022, was $26.8 million, of which $24.5 million was attributable to our mining operations and $2.3 million to our high performance computing operations. The average cost of mining each Bitcoin for Q2 2022 was approximately $25,900, compared to approximately $24,700 per Bitcoin in Q2 2021. The increase in average cost of mining Bitcoin was primarily due to higher power prices, partially offset by the deployment of a more efficient mining fleet. Depreciation expense increased to $20.9 million during Q2 2022 compared to $3.0 million in Q1 2021, driven by the significant deployment of new mining equipment over the past twelve months as well as $1.3 million of additional depreciation from our newly acquired high performance computing operations.

For more information, please refer to the Management’s Discussion & Analysis and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and 2021. These documents will be available on the Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com, and under the Company’s EDGAR profile at www.sec.gov.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles Gross profit to our non-IFRS measure, Mining profit:

	Three Months Ended		Six Months Ended
For the periods ended June 30	2022	2021	2022	2021
Gross profit (loss)	$(3,841)	$16,917	$12,614	$29,124

Add (deduct):
Revenue from hosting	–	(2,193)	(751)	(3,618)
Revenue from high performance computing	(4,713)	–	(8,001)	–
Site operating costs attributable to hosting	243	1,628	797	2,986
Site operating costs attributable to high performance computing	2,311	–	3,885	–
Depreciation	20,904	2,977	39,269	8,780
Mining profit	$14,904	$19,329	$47,813	$37,272

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2022	2021	2022	2021
Net income (loss)	$(88,067)	$(4,040)	$(32,359)	$15,094

Add (deduct):
Net finance costs	1,543	(639)	2,835	(987)
Depreciation and amortization	21,247	2,977	39,841	8,780
Share based payment	1,977	1,768	3,276	4,524
Gain on used of digital assets	–	–	–	(182)
Foreign exchange loss (gain)	(27)	212	684	643
Share based payment taxes withholding	–	–	–	1,245
One-time transaction costs	–	470	1,611	470
Deferred income tax recovery (expense)	8,472	12,590	9,593	(780)
Sales tax expense	–	1,018	913	1,801
Reevaluation of digital assets	104,898	–	104,898	–
Gain on revaluation of warrants	(43,281)	–	(97,421)	–
Adjusted EBITDA	$6,762	$14,356	$33,871	$30,608

CORPORATE UPDATES

Hut 8 anticipates that based on the current installed hashrate and scheduled deliveries of new miners, the Company will reach 3.55 EH/s organically by the end of 2022.

As part of the Company’s ongoing integration of the recently acquired high performance computing operations, Hut 8 rationalized certain low-margin product and service offerings during the second quarter. Hut 8 believes these improvements will better position the Company to realize profitable revenue growth in 2023. As a result, the Company has withdrawn the revenue growth guidance provided in its Q1 2022 results.

CONFERENCE CALL

Hut 8’s Q2 2022 conference call will begin at 10 a.m. ET on August 11, 2022. Those wishing to join via telephone should dial in 5 minutes early:

●	Within Canada and the US: 1-888-664-6392 access code: 62590720#

ANALYST COVERAGE OF HUT 8 MINING

A full list of Hut 8 Mining analyst coverage can be found here.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; estimates of increased recurring revenue from the Company’s high-performance computing business and the amount thereof; the Company’s estimated margins of the high performance computing business and its ability to optimize margins in the future; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; and projected hash rate, expenses and profitability.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments, transaction costs and fluctuations in energy prices and the Company's energy requirements.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, counterparty risk, failure to achieve intended benefits of power purchase agreements, including securing full power benefits at current sites, the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Investor contact:
Sue Ennis
sue@hut8mining.com

Media contact:
Erin Dermer
erin.dermer@hut8mining.com